

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2022

Michael Shleifer
Chief Executive Officer
Biotech Acquisition Company
545 West 25th Street, 20th Floor
New York, NY 10001

   Re: Biotech Acquisition Company
    Amendment No. 3 to Registration Statement on Form S-4
    Filed May 4, 2022
    File No. 333-263577

Dear Dr. Shleifer:

  We have reviewed your amended registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2022 letter.

Amendment No. 3 to Form S-4 filed May 4, 2022

Risk Factors, page 30

1. We note your new disclosure regarding the Cantor Purchase Agreement entered into between BAC and CFPI on May 3, 2022. Please revise the Risk Factors section, where appropriate, to discuss the potential for dilution and downward pressure on the combined company's stock price that may result from issuances under this agreement and the later resale of such shares pursuant to the Registration Rights Agreement. Your disclosure should make clear the potential impact the financing arrangement may have on a non-redeeming shareholder's investment in the future.

  You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Baumann